EXHIBIT 99.77H

Item 77H. Change of Control of National Asset Management Corporation

On April 18, 2001, National Asset Management Corporation merged with a wholly owned subsidiary of AMVESCAP PLC. AMVESCAP PLC, which is headquartered in Atlanta and London, is the largest publicly traded asset management firm in the world. In the transaction, AMVESCAP PLC acquired all the outstanding shares of National Asset Management Corporation. National Asset Management Corporation's business is now conducted by the National Asset Management Division of INVESCO, Inc.